Filed by Black Hills Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthWestern Energy Group, Inc.

Commission File No.: 000-56598

Date: August 19, 2025

Black Hills Employee FAQ

1.	What was announced?
•	We announced that Black Hills and NorthWestern have entered into an agreement to combine the companies through an all-stock, tax-free merger.
•	Together with NorthWestern, we will create a premier regional regulated electric and natural gas utility company serving approximately 2.1 million customers across eight contiguous states – Arkansas, Colorado, Iowa, Kansas, Montana, Nebraska, South Dakota, and Wyoming.
•	Over time, this increased scale is expected to drive operating and cost optimization across the combined organization.
•	The transaction is expected to close in 12 to 15 months, subject to customary closing conditions and approvals.
•	Creating this multi-state utility platform will offer substantial benefits for all our stakeholders, including our customers, employees, shareholders, and the communities we serve.
•	We are excited to bring our two highly complementary companies together and to leverage the collective histories, experiences, skills, and resources of both Black Hills and NorthWestern.

2.	Why are Black Hills and NorthWestern merging?
•	For over 140 years, generations of Black Hills employees have worked hard to serve the energy needs of the customers and communities who rely on us every day.
•	We’ve kept pace with the evolution of our industry by remaining resilient, reliable and ready – growing and adapting the scope and scale of our business to ensure our company’s success.
•	This transaction is the next step in this journey, creating an even stronger company than we are on our own.
•	It will accelerate our ability to achieve our vision of being the energy partner of choice for our customers, communities, and investors.
•	Together, we will be a premier regional regulated utility company with a larger, more resilient platform consistent with mid-cap peers.
•	We will be better positioned to meet rising demand, accelerate investment in energy and grid infrastructure, and continue to safely and reliably support customers and communities, creating opportunities for employees and deliver value for shareholders.
•	We will remain a trusted energy partner to our customers and be even better positioned to build a brighter future for the people, businesses, and communities we are privileged to serve.

3.	Who is NorthWestern?
•	NorthWestern has a more than 100-year history of dedicated employees bringing energy to their communities

•	NorthWestern as it stands today came into existence in 2002 as the result of the successful combination of two utilities with deep roots dating back to 1909 in Nebraska and South Dakota, and 1912 in Montana.
•	Today, with the support of nearly 1,600 employees, NorthWestern’s electric and natural gas utilities serve approximately 800,000 customers across Montana, Nebraska, South Dakota, and Yellowstone National Park.
•	Like Black Hills, NorthWestern’s team are best-in-class operators, and the company has an excellent record of safety, reliability, and customer service.

4.	How do the cultures of Black Hills and NorthWestern compare?
•	Both Black Hills and NorthWestern are outstanding operators, and NorthWestern’s values are consistent with our own, including an emphasis on safety, respect, value creation, integrity, and community.
•	We are confident that our closely aligned cultures and skilled workforces will enable us to successfully bring the companies together.

5.	Will there be any job reductions as a result of the merger?
•	While this merger is focused on driving growth, when you bring two companies together, there is inevitably going to be an overlap in some areas.
•	However, no decisions have been made with respect to specific positions, and both companies are continuing to operate as usual.
•	Integration planning will take time, and to the extent there are changes in roles or positions, they won’t occur until after the merger closes, which is many months away.
•	Our goal is to treat all employees with respect throughout this process. We will keep employees informed, and for those employees who are impacted, there may be opportunities to transition to a new role within the larger organization.
•	Both companies recognize the valuable contributions that employees make to our success.
•	We will continue to ensure that we have a strong team across the combined company to ensure we support our customers and the ability for the new combined company to grow.

6.	Where will the combined company be headquartered?
•	While the headquarters will be in Rapid City, we will maintain a strong operational and leadership presence throughout our combined service territory, consistent with the practices of the companies prior to closing.

7.	What will be the name of the combined company?
•	The combined company will have a new name and ticker symbol, to be determined prior to the close of the transaction.

8.	Will the local utilities continue to operate under their current names? Will there be a rebranding?
•	The operating companies are expected to maintain their current names at transaction closing.
•	No decisions have been made to rebrand any operating companies, and any potential operating company rebranding would be subject to full evaluation.

9.	Who will lead the combined company?
•	Upon closing of the transaction, Brian Bird, NorthWestern’s Chief Executive Officer will serve as Chief Executive Officer.
•	Marne Jones, Black Hills’ Senior Vice President and Chief Utility Officer will serve as Chief Operating Officer.
•	Crystal Lail, NorthWestern’s Chief Financial Officer will serve as Chief Financial Officer.
•	Kimberly Nooney, Black Hills’ Chief Financial Officer will serve as Chief Integration Officer.

10.	How will this announcement affect my day-to-day responsibilities? What does the merger mean for me?
•	There are many months before we complete the merger, which we expect to occur in the next 12 to 15 months, subject to customary closing conditions and approvals.
•	Until then, Black Hills and NorthWestern remain two separate companies and it is business as usual.
•	Roles, responsibilities, and priorities remain the same, and we stay focused on what we do best – serving our customers with safe, reliable, cost-effective energy.
•	After the merger closing, as the combined company succeeds and grows, so will employees.
•	As a larger, stronger, more diverse organization, the combined company will have an enhanced ability to retain, attract, and develop employees who will be part of an industry-leading company.

11.	What does this mean for compensation and benefits programs?
•	Employee compensation or benefits programs are continuing as usual as we progress to the merger closing.
•	After the transaction closes and we evaluate each company’s programs, there may be some shifts and enhancements since we will be a much larger company with a larger employee base.
•	As we have in the past, any changes would be communicated well in advance.
•	As a regional employer of choice, we will continue to offer attractive salaries and incentive programs as well as robust, comprehensive benefits programs

12.	What can employees expect between now and the close of the merger?
•	The transaction is expected to close in 12 to 15 months, subject to customary closing conditions and approvals.
•	Until then, Black Hills and NorthWestern will continue to operate as separate companies, and it is business as usual.
•	Existing roles, responsibilities and reporting structures remain the same as we progress to close.
•	We should all stay focused on what we do best – providing safe, reliable, cost-effective energy to our customers.
•	Over the coming months, we will be putting together plans on how best to bring our two companies together. This work will be supported by people from both companies.
•	As our integration planning comes together, we will keep employees updated.

13.	What should employees tell customers about the merger?
•	We are operating as usual.
•	We expect the merger to be seamless for our customers and communities.
•	We are as committed as always to providing customers with excellent customer service and safe, reliable, cost-effective energy and believe that customers will benefit by being served by the collective resources of both companies.

14.	What can I share on social media?
•	As a public company, there are strict SEC rules that govern what and how we are able to share information on social media about this merger.
•	It is ok to repost or “like” information posted by the Company.
•	However, employees should refrain from generating new content or commenting about the announcement so that we can all comply with SEC rules.

15.	What do employees do if contacted by the press, financial analysts or investors?
•	Consistent with corporate policy, all media inquiries should be forwarded to Black Hills Media Relations Line at 888-242-3969. All financial analyst and investor inquiries should be forwarded to Sal Diaz at [***].

16.	Where can I learn more about the merger?
•	For more information about the merger, please visit www.BlackHillsNorthWesternBetterTogether.com.
•	Employees can also find additional information about the merger on our intranet.

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Black Hills and NorthWestern Energy, including future financial and operating results (including the anticipated impact of the transaction on Black Hills’ and NorthWestern Energy’s respective earnings), statements related to the expected timing of the completion of the transaction, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated benefits and strategic and financial rationale of the merger, including estimated rate bases, investment opportunities, cash flows and capital expenditure rates and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. The forward-looking statements are based on Black Hills and NorthWestern Energy’s current expectations, plans and estimates. Black Hills and NorthWestern Energy believe these assumptions to be reasonable, but there is no assurance that they will prove to be accurate. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Black Hills or NorthWestern Energy to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required regulatory and shareholder approvals, which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the risk that required regulatory approvals are subject to conditions not anticipated by Black Hills and NorthWestern Energy, (4) the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of Black Hills or NorthWestern Energy and the ability of Black Hills or NorthWestern Energy to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against Black Hills or NorthWestern Energy related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting Black Hills’ or NorthWestern Energy’s businesses; (11) the evolving legal, regulatory and tax regimes under which Black Hills and NorthWestern Energy operate; (12) restrictions during the pendency of the proposed transaction that may impact Black Hills’ or NorthWestern Energy’s ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as Black Hills’ and NorthWestern Energy’s response to any of the aforementioned factors.

Additional factors which could affect future results of Black Hills and NorthWestern Energy can be found in Black Hills’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and NorthWestern Energy’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Black Hills and NorthWestern Energy disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

Black Hills intends to file a registration statement on Form S-4 with the SEC to register the shares of Black Hills’ common stock that will be issued to NorthWestern Energy stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Black Hills and NorthWestern Energy that will also constitute a prospectus of Black Hills. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Additionally, Black Hills and NorthWestern Energy will file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus when they become available (and any other documents filed with the sec in connection with the transaction or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Hills or NorthWestern Energy through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Black Hills or NorthWestern Energy at investorrelations@blackhillscorp.com or travis.meyer@northwestern.com, respectively.

Before making any voting or investment decision, investors and security holders of Black Hills and NorthWestern Energy are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Black Hills, NorthWestern Energy and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Information regarding the directors and executive officers of Black Hills and NorthWestern Energy and other persons who may be deemed participants in the solicitation of the stockholders of Black Hills or of NorthWestern Energy in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Black Hills with the SEC. Information about the directors and executive officers of Black Hills and their ownership of Black Hills common stock can also be found in Black Hills’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 12, 2025, under the header “Information About Our Executive Officers,” and its Proxy Statement on Schedule 14A, which was filed on March 14, 2025, under the headers “Election of Directors” and “Security Ownership of Management and Principal Shareholders,” and other documents subsequently filed by Black Hills with the SEC. Information about the directors and executive officers of NorthWestern Energy and their ownership of NorthWestern Energy common stock can also be found in NorthWestern Energy’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 13, 2025, under the header “Information About Our Executive Officers” and its Proxy Statement on Schedule 14A, which was filed on March 12, 2025, under the headers “Election of Directors” and “Who Owns our Stock”. To the extent any such person's ownership of Black Hills’ or NorthWestern Energy’s securities, respectively, has changed since the filing of such proxy statement, such changes have been or will be reflected on Forms 3, 4 or 5 filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.